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                                                           OMB  APPROVAL
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                                                  OMB  Number
                                                  Expires:
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                                                  hours  per  response  0.5
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                      SECURITIES  AND  EXCHANGE  COMMISSION
                            Washington,  D.C.  20549

                                 SCHEDULE  13D
                                (Rule  13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE  13d-2(a)

                                (Amendment  No. 2)


                    Collaborative Financial Network Group, Inc.
--------------------------------------------------------------------------------
                               (Name  of  Issuer)


                          Common  Stock,  par  value  $0.001
--------------------------------------------------------------------------------
                         (Title  of  Class  of  Securities)


                                  19421N 10 0
--------------------------------------------------------------------------------
                                  (CUSIP  Number)


                             M. Richard Cutler, Esq.
                             c/o  Cutler  Law  Group
                             610  Newport  Center  Drive,  Suite  800
                             Newport  Beach,  CA  92660
                             (949)  719-1977
--------------------------------------------------------------------------------
                 (Name,  Address  and  Telephone  Number  of  Person
               Authorized  to  Receive  Notices  and  Communications)

                                July 26, 2000
--------------------------------------------------------------------------------
             (Date  of  Event  which  Requires  Filing  of  This  Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued  on  following  pages)
                              (Page  1  of 5  Pages)


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP  No.  19421N 10 0                13D                   Page  2 of 20 Pages

________________________________________________________________________________
1    NAME  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

Langley Investment Advisory Group, Inc.
_______________________________________________________________________________
2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC  USE  ONLY


________________________________________________________________________________
4    SOURCE  OF  FUNDS


SC
________________________________________________________________________________
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT  TO  ITEMS  2(d)  OR  2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION


Florida
________________________________________________________________________________
7    SOLE  VOTING  POWER

880,700
________________________________________________________________________________
8    SHARED  VOTING  POWER

-0-
________________________________________________________________________________
9    SOLE  DISPOSITIVE  POWER

880,700
________________________________________________________________________________
10   SHARED  DISPOSITIVE  POWER

-0-
________________________________________________________________________________
11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON*


880,700
________________________________________________________________________________
12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

3.0%
________________________________________________________________________________
14   TYPE  OF  REPORTING  PERSON


CO
________________________________________________________________________________
      *But See Item 5.

CUSIP  No.  19421N 10 0                13D                   Page  3 of 20 Pages

________________________________________________________________________________
1    NAME  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

Richard H. Langley, Jr.
_______________________________________________________________________________
2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC  USE  ONLY


________________________________________________________________________________
4    SOURCE  OF  FUNDS


OO
________________________________________________________________________________
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT  TO  ITEMS  2(d)  OR  2(e)                                   [X]


________________________________________________________________________________
6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION


United States
________________________________________________________________________________
7    SOLE  VOTING  POWER

250,000
________________________________________________________________________________
8    SHARED  VOTING  POWER

-0-
________________________________________________________________________________
9    SOLE  DISPOSITIVE  POWER

250,000
________________________________________________________________________________
10   SHARED  DISPOSITIVE  POWER

-0-
________________________________________________________________________________
11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON*


1,130,700
________________________________________________________________________________
12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

3.9%
________________________________________________________________________________
14   TYPE  OF  REPORTING  PERSON


IN
________________________________________________________________________________
      * But See Item 5.

CUSIP  No.  19421N 10 0                13D                    Page 4 of 20 Pages


________________________________________________________________________________
Item  1.  Security  and  Issuer.


Common Stock, par value $0.001, of Collaborative Financial Network Group Inc., a Delaware corporation, 1875 Century Park East, Suite 150, Century City, CA 90067.

________________________________________________________________________________
Item  2.  Identity  and  Background.

     (a)  Name:
          Reporting Person:           Langley Investment Advisory Group, Inc.,
                                      a Florida Corporation,

          Officer and Sole Director:  Richard H. Langley, Jr.


          Reporting Person:           Richard H. Langley, Jr.,
                                      an individual

     (b)  Business  Address of Reporting Persons:

                                      1875 Century Park East, Suite 150
                                      Century City, CA 90067

     (c)  Principal Occupation of Reporting Persons:

                                      Investments

During  the  last  five  years, Langley Investment Advisory Group,
     Inc. has not been convicted  in  a criminal  proceeding.

     During the last five years, Richard H. Langley, Jr. pled guilty to one count of conspiracy to commit wire fraud in connection with a plea bargain.

During  the  last  five  years,  Langley Investment Advisory Group,
     Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

     In connection with a public administrative proceeding on October 10, 1996, instituted against Richard H. Langley Jr. and Gerald Larder, on October 10, 2000, the Securities and Exchange Commission accepted Offers of Settlement whereby the Commission ordered: (i) sanctions imposed and issued cease-and-desist orders against the respondents from committing and causing any violations and any future violations of Section 17(a) of the Securities Act and Section 10(b) of the Exchange Act; (ii) respondents barred from participation in penny stock offerings; and (iii) disgorgement in the amount of $2,224.55, plus interest.

(f)  Langley Investment Advisory Group, Inc. is organized in Florida.

     Richard H. Langley, Jr. is a U.S. Citizen.

________________________________________________________________________________
Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration.

Langley Investment Advisory Group, Inc. obtained beneficial ownership of the shares of the Issuer reflected herein upon the release from escrow on April 27, 2000 of shares issued to Langley Investment Advisory Group, Inc. in connection with settlement agreements with three different investors who had initially agreed to purchase shares from previous shareholders at the time of the acquisition of Talk Stock with Me, Inc. by the Issuer.

On May 8, 2001, Richard H. Langley, Jr. obtained 250,000 shares of the Issuer pursuant to the exercise of Mr. Langley's stock options issued under the Issuer's 1999 Stock Option Plan at the exercise price of $0.25 per share. The purchase price was paid for in exchange for the cancellation of indebtedness.

________________________________________________________________________________
Item  4.  Purpose  of  Transaction.

Investment not intended to affect a change in control of the Company. Reporting Persons maintain an advisory relationship with the Company in support of corporate development.

CUSIP  No.  19421N 10 0                13D                   Page  5 of 20 Pages

________________________________________________________________________________
Item  5.  Interest  in  Securities  of  the  Issuer.

(a) Of the 29,144,871 shares of Collaborative Financial Network Group, Inc.'s common issued and outstanding on June 30, 2001, the Reporting Persons owned in aggregate 1,130,700 shares, representing approximately 3.9% of the common stock outstanding.

As of the date hereof, Langley Investment Advisory Group, Inc. owns 880,500 shares representing approximately 3.0% of the common stock outstanding. Richard
H. Langley Jr., by virtue of his ownership of all the outstanding capital stock of Langley Investments Advisory Group, Inc., for purposes of determining beneficial ownership pursuant to Rule 13d-3, may be deemed to own beneficially the shares of Collaborative Financial Network Group, Inc. owned by Langley Investment Advisory Group, Inc.

As of the date hereof, Mr. Langley owns directly 250,000 shares representing approximately 0.9% of the outstanding common stock of Collaborative Financial Network Group, Inc.

(b) Langley Investment Advisory Group, Inc. has the sole dispositive and sole voting power of the 880,700 shares it owns.

Mr. Langley by virtue of his ownership of all of the outstanding capital stock of Langley Investment Advisory Group, Inc., may be deemed to share voting and dispositive power with respect to the 880,700 shares owned by Mr. Langley.

Mr. Langley has the sole dispositive and sole voting power of 250,000 shares owned by him.

(c) The following transactions were effected by the Reporting Persons in the common stock of Collaborative Financial Network Group, Inc. since the most recent filing of Schedule 13D:

       (i)     Sales and Purchases by Langley Investment Advisory Group, Inc.:

DATE     SHARES SOLD       SHARES  PURCHASED     PRICE  PER SHARE     TRANSACTION
                                                                      TYPE

5/2/00     1,000                                   4.937               otccb
5/3/00       500                                   5.25                otccb
5/5/00     1,000                                   4.837               otccb
5/8/00       500                                   5.25                otccb
5/8/00     1,500                                   4.718               otccb
5/9/00     1,300                                   4.863               otccb
5/9/00     1,000                                   4.621               otccb
5/11/00    1,500                                   4.718               otccb
5/11/00    1,300                                   4.843               otccb
5/12/00    1,000                                   4.625               otccb
6/16/00    3,000                                   3                   otccb
6/22/00        0              2,000                3                   otccb
7/26/00    150,000                                 1.50                Private sale
7/26/00        0                200                2.562               otccb
8/3/00     1,000                                   2.625               otccb
8/11/00    1,500                                   2.875               otccb
9/6/00     500                                     1.375               otccb
9/7/00     1,000                                   1.25                otccb
9/8/00     1,000                                   1.375               otccb
9/8/00     1,000                                   1.375               otccb
9/11/00    1,000                                   1.375               otccb
9/12/00      500                                   1.25                otccb
10/5/00      100                                   0.84                otccb
10/10/00   1,000                                   0.84375             otccb
10/12/00   1,000                                   0.84375             otccb
10/12/00   1,000                                   1                   otccb
10/12/00   1,000                                   1                   otccb
10/13/00   1,000                                   1.0625              otccb
10/13/00     500                                   1.1875              otccb
10/16/00     500                                   1.125               otccb
10/16/00   5,000                                   1                   otccb
10/17/00   5,000                                   1.18                Transfer  for  payment
                                                                       of  services  rendered.
10/19/00     500                                   1.15625             otccb
10/19/00     500                                   1.15625             otccb
10/20/00   10,000                                  0.781               Transfer  for  payment
                                                                       of  services rendered.
10/24/00     500                                   0.78125             otccb
10/25/00     500                                   0.78125             otccb
10/26/00     500                                   0.75                otccb
10/27/00     500                                   0.75                otccb
10/31/00     500                                   0.75                otccb
11/1/00      500                                   0.75                otccb
11/3/00      500                                   0.75                otccb
11/3/00      500                                   0.75                otccb
11/7/00      500                                   0.75                otccb
11/9/00      500                                   0.95                otccb
11/15/00   185,000                                 0.7572              otccb
11/22/00       0              5,000                0.625               otccb
11/28/00       0              5,000                0.5                 otccb
11/28/00       0              1,000                0.5312              otccb
11/29/00       0              2,500                0.8125              otccb
11/29/00       0              2,500                0.875               otccb
12/1/00        0              2,000                1                   otccb
12/1/00        0              3,000                0.875               otccb
12/14/00       0              3,000                0.8125              otccb
12/15/00       0              2,500                0.875               otccb
12/18/00       0              1,000                0.75                otccb
1/5/01         0              3,500                0.5312              otccb
1/5/01         0              1,500                0.5312              otccb
1/22/01    1,000                                   0.4062              otccb
1/23/01    1,000                                   0.4062              otccb
1/24/01    1,000                                   0.4062              otccb
1/25/01    1,000                                   0.4375              otccb
1/29/01    2,000                                   0.4062              otccb
2/1/01     5,000                                   0.5312              otccb
2/1/01     2,500                                   0.5625              otccb
2/2/01     5,000                                   0.48                otccb
2/5/01     5,000                                   0.55                otccb
2/5/01     5,000                                   0.53                otccb
2/13/01    2,000                                   0.4375              otccb
2/14/01    2,000                                   0.4375              otccb
2/26/01    2,500                                   0.375               otccb
3/5/01     1,000                                   0.3125              otccb
3/14/01    3,000                                   0.5938              otccb
3/15/01    3,000                                   0.6875              otccb
3/16/01    2,500                                   0.5625              otccb
3/19/01    2,000                                   0.5312              otccb
3/21/01    1,500                                   0.4062              otccb
3/22/01    1,000                                   0.38                otccb
3/23/01    1,500                                   0.38                otccb
3/26/01    2,000                                   0.4375              otccb
4/5/01     2,000                                   0.3                 otccb
4/10/01    3,000                                   0.21875             otccb
4/18/01    3,000                                   0.31                otccb
4/18/01    3,000                                   0.46                otccb
4/19/01    3,000                                   0.39                otccb
4/19/01    4,000                                   0.4                 otccb
4/25/01    3,000                                   0.31                otccb
5/14/01    5,000                                   0.46                otccb
5/14/01    5,000                                   0.46                otccb
5/14/01    5,000                                   0.48                otccb
5/14/01    2,000                                   0.5                 otccb
5/14/01    3,000                                   0.5                 otccb
5/16/01    2,000                                   0.75                otccb
5/16/01    3,000                                   0.75                otccb
5/16/01    5,000                                   0.75                otccb
5/16/01    5,000                                   0.95                otccb
5/17/01    1,000                                   1                   otccb
5/17/01    4,000                                   1                   otccb
5/18/01    5,000                                   1.02                otccb
5/22/01    5,000                                   0.87                otccb
5/23/01    5,000                                   n/a                 Gift  Transfer
5/24/01    3,000                                   1                   otccb
5/25/01    1,000                                   1.04                otccb
5/25/01    2,000                                   1.04                otccb
6/11/01    10,000                                  0.49                Transfer  for  payment
                                                                       of  services  rendered.
6/15/01    2,000                                   0.45                otccb
6/27/01    10,000                                  0.31                Transfer  for  payment
                                                                       of  services  rendered.
6/29/01    1,000                                   0.32                otccb
7/2/01     1,000                                   0.31                otccb
7/3/01     1,000                                   0.3                 otccb
7/5/01     1,000                                   0.3                 otccb


Sales and Purchases by Richard H. Langley, Jr.:


DATE     SHARES SOLD       SHARES  PURCHASED     PRICE  PER SHARE     TRANSACTION
                                                                      TYPE

5/8/01     -0-              250,000                0.25               Exercise of stock option



(d)      Not applicable

(e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities on approximately January 15, 2001.

CUSIP  No.  19421N 10 0                13D                   Page  6 of 20 Pages

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     In connection with the acquisition of Talk Stock with Me, Inc., Gold Crown Holdings, Inc. entered into a Consulting Agreement with Langley Investment Advisory Group, Inc. pursuant to which (i) Gold Crown agreed to pay the Langley Investment Advisory Group, Inc., a consulting fee of $25,000 per month for five years from September 1999; and (ii) Gold Crown agreed to reimburse Langley Investment Advisory Group, Inc. costs and expenses incurred in connection with the acquisition of Talk Stock with Me, Inc. and acquisition of the issuer's common stock amounting to approximately $785,000.

     On February 16, 2001, Collaborative Financial Network Group, Inc. entered into a consulting agreement, whereby Richard H. Langley, Jr. was retained as an independent contractor to assist the company in strategic development. Under the agreement, Mr. Langley is to be compensated at $10,000 per month for his services, and termination of services could be effectuated by giving 30 days written notice by either party. Pursuant to a verbal agreement, the original consulting agreement between Collaborative Financial Network Group, Inc. and Mr. Langley was amended whereby Mr. Langley's compensation for services as a contractor was increased to $12,500 per month beginning on March, 2001.

     In consideration for services, pursuant to a Stock Option Agreement, on May 4, 2001, Mr. Langley was granted 250,000 stock options to purchase shares of the issuer's common stock at $1.25 per share. At a meeting of the Board of Directors of Collaborative Financial Network Group, Inc. held on May 4, 2001, the Board approved and ratified the change in the exercise price of its incentive options, including Mr. Langley's 250,000 options, from $1.25 per share to $0.25 per share.

     As of the date of this filing, Collaborative Financial Network Group, Inc. has not paid Mr. Langley any compensation pursuant to the terms of his consulting agreement.

________________________________________________________________________________
Item  7.  Material  to  be  Filed  as  Exhibits.

Exhibit 10.1  - Agreement to File Joint Schedule 13D
Exhibit 10.2  - Consulting Agreement between Collaborative Financial Network
                Group, Inc., f/k/a efinancialdepot.com, Inc., and Richard H. Langley, Jr.
Exhibit 10.3  - Stock Option Agreement
________________________________________________________________________________


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      July 23, 2001
                                        ----------------------------------------
                                                         (Date)


                                     Langley  Investment  Advisory  Group,  Inc.



                                             /s/ Richard H. Langley, Jr.
                                        ----------------------------------------
                                        By:    Richard  H.  Langley,  Jr.
                                        Its:   President


                                             /s/ Richard H. Langley, Jr.
                                        ----------------------------------------
                                                       (Signature)


                                                 Richard H. Langley, Jr.
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).